FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                May 1, 2008

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: May 1, 2008
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary





1 May 2008


ANNOUNCEMENT FOR IMMEDIATE RELEASE


Smith & Nephew plc Resolutions Passed at Annual General Meeting

Smith & Nephew plc announces the results of the voting by poll on the resolutions put to its Annual General Meeting held today.


                                                          FOR/DISCRETION            AGAINST               VOTE WITHHELD
                   Resolution                               No. of Votes       No. of Votes                No. of Votes

1.  To adopt the report and accounts                         608,893,728          2,466,417                   2,293,126

2.  To approve the remuneration report                       376,217,815        196,476,118                  40,959,338

3.  To confirm the interim dividends                         612,960,733            630,899                      61,639

4.  To re-elect Mr John Buchanan                             599,461,835          9,461,273                   4,730,163

5.  To re-elect Dr Pamela J. Kirby                           610,123,240          3,452,847                      77,184

6.  To re-elect Mr Brian Larcombe                            610,146,150          3,426,652                      80,469

7.  To re-elect Dr Rolf W.H. Stomberg                        602,264,576          7,368,082                   4,020,613

8.  To reappoint the auditors                                597,362,935         16,123,653                     166,683

9.  To authorise the directors to determine the              602,959,020         10,583,105                     111,146
    remuneration of the auditors

10. To renew the directors' authority to allot               609,200,533          3,826,680                     626,058
    shares

11. To renew the directors' authority for the                597,748,467         15,715,913                     188,891
    disapplication of pre-emption rights

12. To renew the directors' limited authority to             609,807,902          3,732,529                     112,840
    make market purchases of the Company's own shares

13. To adopt the revised Articles of Association             609,931,047          3,520,774                     201,450

14. To approve the increase of initial market                573,322,213         27,816,496                  12,514,562
    value of awards under the Performance Share Plan



A copy of the Resolutions passed as Special Business at the Annual General Meeting are being submitted to the UK Listing Authority and will shortly be available for inspection at the UKLA document viewing facility, which is situated at:



Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS



Paul Chambers
Company Secretary